UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 9)*

Essex Rental Corp.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

297187106
(CUSIP Number)

Kevin M. Casey
c/o Casey Capital, LLC
112 Route 39 North
Sherman, Connecticut 06784
Telephone Number: 646-825-4630

F. Mark Reuter, Esq.
Keating Muething & Klekamp PLL
One East Fourth Street
Cincinnati, Ohio 45202

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 6, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [X].

*        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	297187106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Casey Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,461,634

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,461,634

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,461,634

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	297187106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

KC Gamma Opportunity Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,461,634

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,461,634

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,461,634

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	297187106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kevin M. Casey

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

1,000

8.	SHARED VOTING POWER

1,461,634

9.	SOLE DISPOSITIVE POWER

1,000

10.	SHARED DISPOSITIVE POWER

1,461,634

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,461,634

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	297187106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Lee D. Keddie

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

500

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

500

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

500

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%

14.	TYPE OF REPORTING PERSON

IN

 Introductory Note

This Schedule 13D Amendment No. 9 amends and restates the Schedule 13D (the "Original Schedule 13D" and together with Amendment No. 1 filed April 1, 2015, Amendment No. 2 filed April 6, 2015, Amendment No. 3 filed April 9, 2015, Amendment No. 4 filed April 13, 2015, Amendment No. 5 filed April 21, 2015, Amendment No. 6 filed April 22, 2015, Amendment No. 7 filed April 23, 2015 and Amendment No. 8 filed May 4, 2015, the "Schedule 13D") filed by Kevin M. Casey, a United States citizen, Casey Capital, LLC, a Delaware limited liability company ("Casey Capital"), and KC Gamma Opportunity Fund, LP, a Delaware limited partnership (the "KC Gamma Opportunity Fund"), on February 26, 2015. Mr. Casey, Casey Capital and KC Gamma Opportunity Fund are each a "Casey Reporting Person" and are collectively referred to herein as the "Casey Reporting Persons". The Casey Reporting Persons as well as Lee D. Keddie, a Canadian citizen, are each a "Reporting Person" and are collectively referred to herein as the "Reporting Persons". All capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Schedule 13D and, unless amended or supplemented hereby, all information contained in the Schedule 13D remains in effect.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On May 6, 2015, the Casey Reporting Persons issued a press release (the "May 6 Press Release") regarding the filing by the Reporting Persons of preliminary proxy materials in connection with the solicitation of proxies from the Issuer's stockholders for the 2015 Annual Meeting. The foregoing summary of the May 6 Press Release is qualified in its entirety by reference to the full text of the May 6 Press Release, a copy of which is attached hereto as Exhibit 99.15 and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement of the Casey Reporting Persons dated April 23, 2015 (incorporated by reference to Amendment No. 1 to Schedule 13D filed by the Casey Reporting Persons on April 1, 2015)
Exhibit 99.2	Board Letter dated February 26, 2015 (incorporated by reference to Schedule 13D filed by the Casey Reporting Persons on February 26, 2015)
Exhibit 99.3	Stocklist Demand dated April 1, 2015 (incorporated by reference to Amendment No. 1 to Schedule 13D filed by the Casey Reporting Persons on April 1, 2015)
Exhibit 99.4	Second Board Letter dated April 1, 2015 (incorporated by reference to Amendment No. 1 to Schedule 13D filed by the Casey Reporting Persons on April 1, 2015)
Exhibit 99.5	Director Nomination dated April 1, 2015 (incorporated by reference to Amendment No. 1 to Schedule 13D filed by the Casey Reporting Persons on April 1, 2015)
Exhibit 99.6	Press Release dated April 6, 2015 (incorporated by reference to Amendment No.2 to Schedule 13D filed by the Casey Reporting Persons on April 6, 2015)
Exhibit 99.7	Supplemental Director Nomination dated April 9, 2015 (incorporated by reference to Amendment No.3 to Schedule 13D filed by the Casey Reporting Persons on April 9, 2015)
Exhibit 99.8
Press Release dated April 13, 2015 including Letter to Essex Board of Directors dated April 13, 2015 (incorporated by reference to Amendment No.4 to Schedule 13D filed by the Casey Reporting Persons on April 13, 2015)

Exhibit 99.9	Letter to Essex Board of Directors dated April 21, 2015 (incorporated by reference to Amendment No.5 to Schedule 13D filed by the Casey Reporting Persons on April 21, 2015)
Exhibit 99.10
Letter to Essex Board of Directors dated April 22, 2015 enclosing Supplemental Stocklist Demand (incorporated by reference to Amendment No. 6 to Schedule 13D filed by the Casey Reporting Persons on April 22, 2015)

Exhibit 99.11	Joint Filing Agreement of the Reporting Persons dated April 23, 2015 (incorporated by reference to Amendment No. 7 to Schedule 13D filed by the Reporting Persons on April 23, 2015)
Exhibit 99.12	Power of Attorney of Lee D. Keddie dated April 23, 2015 (incorporated by reference to Amendment No. 7 to Schedule 13D filed by the Reporting Persons on April 23, 2015)
Exhibit 99.13	Letter to Essex Board of Directors dated May 4, 2015 (incorporated by reference to Amendment No. 7 to Schedule 13D filed by the Reporting Persons on May 4, 2015)
Exhibit 99.14	Form of Indemnity and Nominee Letter dated May 4, 2015 (incorporated by reference to Amendment No. 7 to Schedule 13D filed by the Reporting Persons on May 4, 2015)
Exhibit 99.15	Press Release dated May 6, 2015 (filed herewith)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 6, 2015

Casey Capital, LLC*

By: /s/ Kevin M. Casey
Name: Kevin M. Casey Title: Managing Member
KC Gamma Opportunity Fund, LP

By: Casey Capital Management, LLC, its general partner By: /s/ Kevin M. Casey
Name: Kevin M. Casey Title: Managing Member
Kevin M. Casey*

/s/ Kevin M. Casey

Lee D. Keddie*

/s/ Lee D. Keddie

*  The Reporting Persons disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).